Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

PowerBank Corporation (the “Company” or “PowerBank”)

505 Consumers Road, Suite 803

Toronto, Ontario M2J 4Z2

2.	Date of Material Change

April 10, 2026

3.	News Release

A news release announcing the material change was disseminated on April 13, 2026 via Cision.

4.	Summary of Material Change

The Company announced the termination of the sale of its Gainesville and Highway 28 projects.

5.1	Full Description of Material Change

PowerBank previously announced the sale of its Gainesville, Highway 28, Hardie and Rice Road solar power projects (the “Projects”) to a third party (the “Owner”) which included PowerBank’s continued engagement to construct the Projects through to commercial operation under EPC agreements.

The development and construction of the Projects was subject to the receipt of required permits. As the Gainesville and Highway 28 projects have not at this time received the required permits, the Owner has provided noticed to PowerBank to resell the Gainesville and Highway 28 projects back to PowerBank (the “Sell-Back Notice”). As a result of the Sell-Back Notice, the transactions for those two projects has been terminated and any funds advanced to PowerBank will be returned to the Owner. These funds total approximately US$2.35 million.

PowerBank remains confident in the underlying value of both assets. PowerBank will evaluate its strategic options for the Gainesville and Highway 28 projects, which may include developing them as owned independent power producer (IPP) assets or pursuing a sale to another third-party buyer. The Hardie and Rice Road projects are already under construction and are not affected by the Sell-Back Notice — with racking installation complete at Rice Road — and both are on track for module delivery in the second half of 2026 and commercial operation in Q1, 2027 following spring remobilization. As of the original transaction date, the Hardie project and Rice Rd project had a combined total project value of US$22.88 million to PowerBank.

5.2	Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sam Sun, Chief Financial Officer

(416) 494-9559

sam.sun@PowerBankcorp.com

9.	Date of Report

April 14, 2026

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this report contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project mentioned in this report; the number of homes expected to be powered; the expected savings for local residents; the receipt of interconnection approval, permits and financing to be able to construct the Project; the receipt of incentives for the Project; expectations regarding the Gainesville and Highway 28 projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this report.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this report, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this report are expressly qualified in their entirety by this cautionary statement.